Filed by Berry Global Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Berry Global Group, Inc.

Commission File No.: 001-35672

Berry – Amcor Proposed Merger

Frequently Asked Questions for Summit #2 Participants

This FAQ is for attendees of the Integration Summit Planning Meeting #2 only. Please do not distribute it to others, but feel free to use it as a reference to share verbal updates with your teams. In addition, we will be distributing an all-employee FAQ in the coming days.

Q1: What has been happening since the combination between Amcor and Berry was announced?

•	Late last year, we announced the agreement for Berry and Amcor to combine, creating a global leader in flexibles, containers and closures for consumer and healthcare customers with expanded innovation capabilities and scale.
•	Since then, the team has been working on the plan for the integration and how we will work effectively to ensure a successful start as a unified company post-closing. We have also been working to achieve important milestones in the integration planning process.

Q2: What happened at this month’s integration summit in Atlanta?

•	As you know, the integration team met for a second time last week to address specific needs for a successful Day 1 – Day 100.
•	Many new faces joined as part of our regional or global workstreams and it was a great opportunity for key leaders from both organizations to meet and get to know each other.
•	Key areas addressed at the summit included interdependencies, integration of the regional workstreams, value capture ideation surrounding key synergies, and a collaboration roadmap for a successful integration.

Q3: What are the next steps in the planning process?

•	Planning for the proposed merger is being led by the Integration Management Office (IMO). The IMO is comprised of a balanced number of employees from both Berry and Amcor, and the group is tackling the critical needs for a smooth transition for our employees and all our combined stakeholders.

•	The integration planning teams have made progress across several functional workstreams to ensure we will deliver a successful start as a unified company post-closing and can quickly commence our integration execution.
•	We have also made progress with our regulatory reviews and filed a definitive joint proxy statement/prospectus on January 23, 2025. Today, February 25, 2025, shareholders of Amcor and Berry will each vote on the proposed combination.
•	Securing approval from both shareholder groups is an important step toward closing.

Q4: Is there a planned date for the merger?

•	Combinations of this scale typically take anywhere from several months to a year or more to close. We still anticipate closing on the transaction in the middle of calendar year 2025, and integration planning is based on this assumption.
•	During this period, the IMO will continue to work diligently to ensure we are well-prepared for Day 1 of the combined entity.
•	Until the combination closes, Amcor and Berry will continue to operate as separate, independent companies.

Q5: Why is it being called a merger or combination and not an acquisition?

•	Bringing our highly complementary businesses together presents an opportunity to accelerate the possible in ways neither company could do on its own. The integration planning process has been focusing on transformational opportunities for the new Amcor, taking the best of both organizations as a basis. Calling it a merger or combination acknowledges the strength of this unique union.

Q6: When will the new organizational structure and leadership decisions be made?

•	Part of the proposed merger planning process is developing an initial organizational structure and identifying the appropriate leadership roles required for the combined entity. Though specific individuals have not yet been identified for these roles, we plan to share more specific details with you in the coming months.

Q7: Will the combined entity have a new brand and/or Mission, Vision, Values or will it be the current Amcor brand?

•	Both Berry and Amcor have similar business models and aligned philosophies focused on safety, customer centricity, talent and employee experience, innovation, and functional excellence. We also both have a clear focus on driving high performance cultures and making a meaningful difference in driving sustainability and circularity through the value chain, in partnership with our stakeholders.

•	Our goal is to build on these similarities and grow even stronger as a combined entity post-closing. Addressing the new Amcor’s purpose, values and behaviors is a critical component being tackled by the IMO Culture Workstream.
•	The new company will be called Amcor and will retain Amcor’s current logo.

Q8: What is happening for Day 1? What should I do?

•	As part of the integration planning process, several activities, resources and materials are being planned to help teams engage on Day 1 and beyond. Employees will receive guidance and materials on Day 1 to help ensure a smooth kick-off to our integration execution.
•	All colleagues will be encouraged to engage with one another and celebrate on Day 1. More instructions will be sent closer to the date.
•	Until then, colleagues are encouraged to stay focused on their daily work and to keep themselves and others safe.

Q9: I’m a manager. What should I tell my teams on Day 1?

•	It’s very important that leaders communicate a consistent, cohesive message to their teams. Leaders will receive toolkits to help answer questions and guide conversations with their teams.

Q10: What do I do if a reporter asks me about the combination?

•	If you receive any inquiries from the media, please do not respond. All media inquiries should be forwarded to mediarelations@berryglobal.com.

Q11: What can I share on my social media about the combination?

•	Posts from Berry’s corporate social media accounts can be reshared by Berry employees.
•	Employees should otherwise not post about the combination and should not reshare posts from Amcor.
•	Any post from you may be interpreted as a comment from the company and could have legal consequences for the company and you.

Q12: When will Amcor and Berry employees meet? Can I reach out to them?

•	Until the transaction is completed, which we are targeting in the middle of calendar year 2025, subject to customary closing conditions, Amcor and Berry will continue to operate as separate, independent companies.
•	During this period, it’s important that you do not engage with employees from the other company unless you are formally asked to do so by Berry and are authorized by our Legal team. Doing so otherwise could have legal consequences for the company and you.

•	We are excited to create opportunities for our teams to get to know each other after the combination is closed.

Q13: Are there limits to what I can share with people who weren’t at the summit and who aren’t involved in the integration planning process?

•	While engaging our teams is critical to delivering on the base business and getting us to close, it’s important that we follow the communication dos and don’ts with regards to confidentiality, especially around value capture ideation.

•	Please follow the instructions you were provided regarding confidentiality, err on the side of caution and contact the Communications Workstream or Legal in the event of any doubt.
•	All employees involved with the integration have signed non-disclosure agreements (NDAs). It is critical that outside of these people, we do not share confidential information. We also want to ensure that those colleagues who aren’t involved in the integration planning process are focused on delivering the base business, and keeping themselves and their colleagues safe.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Berry Global Group, Inc. (“Berry”) and Amcor plc (“Amcor”), on January 13, 2025, Amcor filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on January 21, 2025, containing a joint proxy statement of Berry and Amcor that also constitutes a prospectus of Amcor (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on January 23, 2025, and Berry and Amcor commenced mailing the Joint Proxy Statement/Prospectus to their respective shareholders on or about January 23, 2025. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Berry or Amcor may file with the SEC. INVESTORS AND SECURITY HOLDERS OF BERRY AND AMCOR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Berry or Amcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Berry are available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Amcor are available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.”

Certain Information Regarding Participants

Berry, Amcor and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Berry and Amcor in connection with the proposed transaction. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 28, 2024, which was filed with the SEC on November 26, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on January 7, 2025. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024, its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024 and its Current Report on Form 8-K, which was filed with the SEC on January 6, 2025. To the extent holdings of Berry’s or Amcor’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Berry and Amcor, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of Berry’s stockholders and Amcor’s shareholders generally, are contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents free of charge through the website maintained by the SEC at http://www.sec.gov and from Berry’s or Amcor’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Berry’s and Amcor’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Berry and Amcor, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Berry’s and Amcor’s control. None of Berry, Amcor or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Berry or Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Berry’s and Amcor’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Berry and Amcor businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Berry and Amcor to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Berry and Amcor operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Berry’s and/or Amcor’s financial performance; and other risks and uncertainties identified from time to time in Berry’s and Amcor’s respective filings with the SEC, including the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of risks presented here is, and the list of risks presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Berry nor Amcor undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.